EXHIBIT 99.1

HEXO Corp Reports First Quarter Fiscal 2021 Financial Results

Record Quarter with Gross Revenue of $41.3 Million
Adjusted EBITDA Improves for the Sixth Consecutive Quarter

OTTAWA, Dec. 14, 2020 (GLOBE NEWSWIRE) -- HEXO Corp. (TSX: HEXO; NYSE: HEXO) (“HEXO” or the "Company") today reported first quarter fiscal 2021 financial results. All amounts are expressed in Canadian dollars unless otherwise noted.

“I would like to thank the entire HEXO team for the remarkable progress made in the first quarter,” said HEXO CEO and co-founder Sebastien St-Louis. “Today’s record revenue performance reflects our commitment to providing consumers with high-quality products, at reasonable prices, for all occasions. We continue to hold the number one market share position in Quebec, while continuing to aggressively expand into other markets. HEXO is now top four in adult-use market share by net sales dollars in Canada. We have also moved into the top beverage spot through Truss, our joint venture with Molson Coors, and have reached the number one market share position for hash, which we believe will continue to be an important category for the industry.”

Key Financial & Operating Highlights from 1Q21

  Gross revenue of $41.3M, the highest in the Company’s history, increased 14% from 4Q20 and 114% from the comparative prior year period.
  Net revenue of $29.5M, up 9% from 4Q20 and 103% from the year ago period.
  Sales momentum increased across Canada, with 18% of the periods gross sales coming from Alberta, 15% from Ontario and 6% from British Columbia.
  Maintained number one market share in Quebec.
  Number one in beverages with net revenue increasing 54% versus 4Q20.
  Six straight quarters of Adjusted EBITDA loss improvement, 87% reduction from ($3.25M) in 4Q20 to ($0.42M).
  Adjusted Gross Margin of 39% on sales excluding adult-use beverages, while beverage related revenue was gross margin positive in just its second full quarter of being in market.
  At the close of Q1, the Company’s working capital was $250.3M, including $149.8M of cash.
  Operational cash use of ($6.1M) for the quarter, not including financing and investing activities.

“We made extraordinary gains toward profitability this quarter, as we continue to optimize production, persist in our war on COGS, and focus on reducing our SG&A. This was the sixth sequential quarter of Adjusted EBITDA improvement, as we march towards being Adjusted EBITDA positive. We believe the strength of our balance sheet, along with our low depreciable capital base, have put us on a path where we are looking beyond positive Adjusted EBITDA and striving towards positive EPS,” continued St-Louis. “As discussed on our fiscal year-end earnings call, we purposely took time this quarter to focus on better matching supply to forecasted demand, leading to tough decisions, such as delaying the relaunch of our UP brand until Q2. Despite this, we were able to achieve record sales and I am delighted at the progress we have made to date. UP has been successful thus far, which gives us confidence in our approach moving forward.”

For the three months ended
Income Statement Snapshot	October 31, 2020	July 31, 2020	October 31, 2019
	$	$	$
Revenue from sale of goods	41,300	36,140	19,297
Excise taxes	(11,887)	(9,082)	(4,839)
Net revenue from sale of goods	29,413	27,058	14,458
Ancillary revenue	55	87	41
Total revenue	29,468	27,145	14,499

Cost of sales	(17,544)	(63,157)	(35,826)
Fair value adjustments	6,290	1,322	388
Gross profit/(loss)	18,214	(34,690)	(20,939)

Operating expenses	(20,776)	(71,509)	(39,524)
Loss from operations	(2,562)	(106,199)	(60,463)
Other expenses and losses	(1,635)	(63,333)	(5,576)
Net loss before tax	(4,197)	(169,532)	(66,039)
Income tax recovery	–	–	6,023
Total Net loss	(4,197)	(169,532)	(66,016)

First Quarter 2021 Financial Results

Total net revenue in 1Q21 increased $2.3M to $29.4M from $27.1M in 4Q20 due primarily to 8% growth in adult-use cannabis sales and 54% growth in adult-use beverage. Total net revenue increased 103% from the comparative period of fiscal 2020. The Company strengthened its positions in several key Canadian markets outside of Quebec, while maintaining its top competitive position within Quebec.

For the three months ended	Adult-Use (excluding beverages)	Medical	International	Wholesale	Total non-beverage	Adult-use beverages	Company total
October 31, 2020	$	$	$	$	$	$	$
Net revenue	24,344	486	1,125	401	26,356	3,057	29,413
Cost of sales	15,497	123	317	113	16,050	3,037	19,087
Gross profit before adjustments ($)	8,847	363	808	288	10,306	20	10,346
Gross margin before adjustments (%)	36%	75%	72%	72%	39%	1%	35%

July 31, 2020	$	$	$	$	$	$	$
Net revenue	22,575	548	1,291	655	25,069	1,989	27,058
Cost of sales	13,663	119	642	222	14,646	4,395	19,041
Gross profit before adjustments ($)	8,912	429	649	433	10,423	(2,406)	8,017
Gross margin before adjustments (%)	39%	78%	50%	66%	42%	(121%)	30%

The Company’s consolidated gross margin for 1Q21 improved to 35% from 30% in 4Q20. This increase is directly attributable to an improved gross profit in adult-use beverage during the period, where Truss Beverage achieved positive gross profit in only its second quarter of being in market.

Operating expenses were $20.8M in the quarter, an improvement of $50.7M from 4Q20, as the Company continued to streamline costs across the organization, primarily in SG&A, offset by marketing costs related to product launches. Loss from operations improved to $2.6M in 1Q21 from a loss of $60.5M in 4Q20, driven by a clean balance sheet and absence of material, non-recurring charges.

The Company’s total Adjusted EBITDA improved by 87% or more than $2.8M from ($3.3M) in 4Q20 to ($0.4M) in 1Q21. Net loss improved to $4.2M from a loss of $66.0M in 4Q20, when the Company took significant write downs.

Adjusted EBITDA

	Q1’21	Q4’20
	$	$
Total net loss	(4,197)	(169,532)

Income taxes (recovery)	–	–
Finance expense (income), net	1,895	2,069
Depreciation, included in cost of sales	2,406	1,254
Depreciation, included in operating expenses	1,078	1,179
Amortization, included in operating expenses	331	249

Investment (gains) losses
Revaluation of financial instruments loss/(gain)	(733)	1,433
Share of loss from investment in joint venture	1,073	1,863
Loss/(gain) on convertible debentures	–	86
Unrealized loss on investments	587	4,345
Realized loss/(gain) on investments	–	–
Foreign exchange loss/(gain)	461	1,623
Loss on inducement of convertible debentures	–	54,283

Non-cash fair value adjustments
Realized fair value amounts on inventory sold	4,806	6,656
Unrealized gain on changes in fair value of biological assets	(11,096)	(7,978)

Restructuring costs	525	(79)

Other non-cash items
Share-based compensation, included in operating expenses	2,930	4,373
Share-based compensation, included in cost of sales	596	511
Write-off biological assets and destruction costs	–	–
Write-off of inventory	–	2,217
Write (up)/down of inventory to net realizable value	(1,543)	41,899
Impairment loss on right-use-assets	761	2,000
Gain on exit of lease	(419)	–
Impairment loss on property, plant and equipment	42	46,414
Impairment of intangible assets	–	–
Impairment of goodwill	–	–
Recognition of onerous contract	–	1,763
Disposal of long-lived assets	78	122
Adjusted EBITDA	(419)	(3,250)

The management’s discussion and analysis for the period and the accompanying financial statements and notes are available under the Company's profile on SEDAR at www.sedar.com and on its website at www.hexocorp.com.

Non-IFRS Measures

In this press release, reference is made to gross profit before adjustment, profit/margin before fair value adjustments, adjusted gross profit/margin, adjusted EBITDA, and revenue per gram equivalent which are not measures of financial performance under International Financial Reporting Standards (IFRS). These metrics and measures are not recognized measures under IFRS, do not have meanings prescribed under IFRS and are as a result unlikely to be comparable to similar measures presented by other companies. These measures are provided as information complementary to those IFRS measures by providing a further understanding of our operating results from the perspective of management. As such, these measures should not be considered in isolation or in lieu of a review of our financial information reported under IFRS. Definitions and reconciliations for all terms above can be found in the Company’s Management’s Discussion and Analysis for the three months ended October 31, 2020, filed on SEDAR and EDGAR.

Conference Call

The Company will hold a conference call, Monday, December 14th, 2020 to discuss these results. Sebastien St-Louis, CEO, and Trent MacDonald, CFO, will host the call starting at 8:30 a.m. Eastern standard time. Analysts’ question and answer period will follow management’s presentation.

Date: December 14, 2020

Time: 8:30 a.m. EST

Webcast: https://event.on24.com/wcc/r/2876521/3E600F67F53F73D721304EA073134431

For previous quarterly results and recent press releases, see hexocorp.com.

About HEXO Corp

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. The Company serves the Canadian adult-use markets under its HEXO Cannabis, Up Cannabis and Original Stash brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. Forward-looking statements in this press release include but are not limited to the Company’s statements with respect to management’s belief that certain expenses included in operating expenses are non-recurring and related to significant changes in market conditions and the refocus of its operations on becoming Adjusted EBITDA positive.

A more complete discussion of the risks and uncertainties facing the Company appears in the Company’s Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:
invest@HEXO.com
www.hexocorp.com

Media Relations:
(819) 317-0526
media@hexo.com

A video accompanying this press release is available at: https://www.globenewswire.com/NewsRoom/AttachmentNg/a0f5b096-09a6-49ee-9c3d-7f0a177f2d70